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SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Klein Investment Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Blvd., Suite 1001
(No. and Street)

Beverly Hills, (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael G. Klein 310-278-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 9 2003

OATH OR AFFIRMATION

I, Michael G. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Klein Investment Group, L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2002

KLEIN INVESTMENT GROUP, L.P.
9595 WILSHIRE BOULEVARD, SUITE 1001
BEVERLY HILLS, CA 90212

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Klein Investment Group, L.P. (the Company) as of December 31, 2002 and related statements of income (loss), cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 11 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 20, 2003

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash	$ 87,039
Cash – brokerage accounts	1,072,421
Receivable from clearing broker	12,100
Securities, at market value	828,810
Other assets	7,053
Equipment – at cost net of accumulated depreciation of $148,144	15,843
Note receivable	250,000
Rent deposit	8,382
Total assets	**$2,281,648**

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 25,224
Note payable	710,986
	736,210
Partners; total capital	1,545,438
Total liabilities and partners' capital	**$2,281,648**

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues – Page 14	$ 779,556
Trading profit (loss)	1,362,461
Unrealized gains/losses	(668,355)
	1,473,662
Operating Expenses – Page 15	1,073,294
Income Before Provision for Income Taxes	400,368
Federal	--
State	800
Net Income	$ 399,568

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Capital - January 1, 2002	$ 3,013,690
Net income	399,568
Distributions	(1,867,820)
Capital – December 31, 2002	$ 1,545,438

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

NET CASH PROVIDED BY OPERATIONS:	
Net Income	$ 399,568
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	3,032
Write-off of Leasehold Improvements	12,835
Receivable from Clearing Broker	52,776
Securities Inventory	604,924
Clearing Deposit	208,391
Other Assets	13,290
Note Receivable	400,000
Accounts Payable and Accrued Expenses	(100,213)
NET CASH PROVIDED BY OPERATIONS	1,594,603
CASH FLOWS FROM INVESTING ACTIVITES:	
Rent Deposit	(8,382)
Increase Property & Equipment	(13,363)
NET CASH USED FOR INVESTING	(21,745)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution	(1,867,820)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(1,867,820)
NET DECREASE IN CASH	(294,962)
Cash at Beginning of Period	382,001
CASH BALANCE	$ 87,039
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
State Income Tax Paid	$ 800
Interest paid	$ 0
Non-Monetary Transaction	
Write Off of Leasehold Improvements	$ 12,835

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – ORGANIZATION

Klein Investment Group, L.P. (the Partnership) is a registered broker dealer under the Securities Exchange Act of 1934, as registered investment advisor, and a member of the National Association of Securities Dealers, Inc. (NASD). The General Partner of the Partnership is ICG, Inc. Mr. Michael G. Klein is the sole owner of ICG, Inc. Mr. Klein is also a limited partner of the Partnership. The Partnership's partners are ICG, Inc. (general partner) and Mr. Michael Klein (limited partner).

The Partnership operates as a business advisor and management consulting group. The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). Commission income of the Partnership was earned principally by Mr. Michael G. Klein.

NOTE 2 – SUMMARY OF SINGIFICAN ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of:

Checking Account	$ 5,493
Money market	81,546
Brokerage Accounts	1,072,421
	$1,159,460

Valuation of Investments

Marketable securities are recorded at quoted market values and securities not readily marketable are valued at fair value as determined by management. Unrealized gains or losses are included in income. In 2002 unrealized gains and losses were a net loss of $668,355.

Depreciation and Amortization

Property and equipment are being depreciated using accelerated methods over the estimated useful lives of the respective assets. Repair and maintenance expenditures not anticipated to extend asset lives are charged to expense as incurred.

NOTE 3 – NOTE RECEIVABLE & NOTE PAYABLE

In May 2000 the Partnership lent $1,000,000 to Watchnet a California based internet company. In 2001 and 2002, $350,000 and $400,000 were received, respectively bringing the balance to $250,000. The only interest recorded was $160,000 in 2000.

Linked to the $250,000 note receivable is a $710,986 liability. Management believes the liability can be settled for $600,000. Accordingly, management has set aside in a separate cash brokerage account $350,000 (included in the $1,072,421 cash brokerage accounts). It is management's intention, though not binding, that when the $250,000 note receivable is paid those proceeds plus the $350,000 will be released in settlement of the $600,000 liability.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 53,799
Computer equipment	85,308
Office equipment	24,880
	163,987
Less: accumulated depreciation	148,144
Total	$ 15,843

NOTE 5 – ALLOCATION OF NET INCOME TO PARTNERS

As set forth in Note 1, Mr. Michael Klein is basically the sole owner of the Company. All year 2002 income is allocated to him. The cash distribution was $1,867,820.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Partnership had net capital of $1,047,709, which was $947,709 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 70.3%.

NOTE 7 – LEASE COMMITMENTS

The Partnership had a lease for office space, which expired in July 2002. The Partnership leased new offices in August 2002 under a five-year lease.

Future minimum lease payments under the operating lease are approximately as follows:

2003	$101,000
2004	102,000
2005	105,000
2006	108,000
2007(7months)	64,000
	$480,000

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 1,545,438
Less: Non allowable assets – Schedule Attached	(281,278)
Haircuts – Schedule Attached	(216,451)
NET CAPITAL	$ 1,047,709
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 49,080
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 947,709
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 974,088
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 736,210
Percentage of aggregate indebtedness to net capital	70.3%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED REPORT	$ 1,015,112
AUDITED REPORT	1,047,709
NET ADJUSTMENTS	$ 32,597
Cash Adjustments	$ 9,547
Reduction in Liabilities	23,081
Other	(31)
	$ 32,597

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NON ALLOWABLE ASSETS
DECEMBER 31, 2002

Rent Deposit	$ 8,382
Other Assets	7,053
Equipment, Net	15,843
Note Receivable	250,000
	$281,278

Haircuts

Investment Account	$ 5,708
Equities	124,321
Undue Concentration	86,422
	$216,451

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKERS/DEALERS
UNDER RULE 15C3-3 OF THIS SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2002

Exemptive Provision

The Partnership claims an exemption from the computation of reserve requirements according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2002

Exemptive Provision

The Partnership claims exemptions from the possession and control requirements of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying note to financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE & OPERATING EXPENSES

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2002 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 20, 2003

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE O F REVENUE
FOR THE YEAR ENDED DECMEBER 31, 2002

Retail equity commissions	$188,105
Retail bond commissions	7,410
OTC & other business	182,217
Listed option commissions	276,669
Settlement fee	50
Error account	(288)
Dividends	23,192
Interest	93,327
Other income	8,874
Total Revenues	$779,556

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Accounting	$ 72,902
Auto	43,778
Assets-Abandoned	12,835
Bonuses	1,944
Charitable Contributions	3,500
Clearing Charges	169,280
Clearing Charges-Non Commission	9,656
Computer Hardware under $500	2,275
Commissions	195,516
Consulting Fees	42,598
Depreciation	3,032
Dues & Subscriptions	2,369
Education & Training	600
Equipment Rental	1,676
Insurance	44,091
Internet Provider	57
Gift	512
Interest	(6,369)
Market Data Services	164
Moving Expense	3,771
Lease	(592)
Legal	111,430
Penalties	14
Meals & Entertainment	35,070
NASD Fees/Assessment	7,534
Office Expense	13,378
Outside Services	4,741
Parking	9,665
Postage & Delivery	8,386
Payroll fees	1,582
Professional Fees	3,850
Quotation Fees	27,554
Registration Expenses	634
Rent – Furniture	2,108
Rent-Office	47,052
Repairs & Maintenance	50
Salaries-Admin	113,584
Taxes	23,216
Telephone	38,204
Training & Education	2,637
Travel	19,010
Total Operating Expenses	$1,073,294

See accompanying notes to financial statements

PART II

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

In planning and performing my audit of the financial statements of Klein Investment Group, L.P. (hereafter referred to as the "Company") for the year ended December 31, 2002. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Klein Investment Group, L.P.
Beverly Hills, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 20, 2003